Opportunity Partners L.P.
Park 80 West - Plaza Two, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
201-556-0092

April 20, 2015

Erin D. Nelson, Esq.
Secretary
Clough Global Equity Fund
1290 Broadway, Suite 1100
Denver, Colorado 80203.

Dear Ms. Nelson:

Opportunities Partner L.P. is the beneficial owner of shares of Clough Global Equity Fund with a value in excess of $2,000.00. We have held these shares for over 12 months and plan to continue to hold them through the next meeting of stockholders.

We hereby submit the following revised proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted. If you would like to discuss this proposal, please contact me at (914) 747-5262 or pgoldstein@bulldoginvestors.com.
*********

RESOLVED: The shareholders of Clough Global Equity Fund (the Fund) request that the Board of Trustees authorize a self-tender offer for all outstanding common shares of the Fund at or close to net asset value (NAV). If more than 50% of the Fund's outstanding common shares are submitted for tender, the Board is requested to cancel the tender offer and take those steps that the Board is required to take to cause the Fund to be liquidated or converted to an exchange traded fund (ETF) or an open-end mutual fund.

SUPPORTING STATEMENT

	In the 9-1/2 years since its inception on April 27, 2005 through November 30, 2014, the Fund's market price return (5.53% per annum) has significantly underperformed its benchmark, the S&P 500 Index (8.51% per annum). The Fund has also underperformed its benchmark for the past three and five year periods ending November 30, 2014. More recently, the Fund's underperformance has been even worse. For year ending November 30, 2014, the Fund returned 4.13% (based upon market price) vs. 16.86% for S&P 500 Index. Moreover, the common shares of the Fund have traded at a double-digit discount to NAV for more than four years.

   	As they say, facts are stubborn things. And, in light of these unpleasant facts, we think it is appropriate for the Board of Trustees to authorize a self-tender offer for the Fund's shares at or close to NAV to afford shareholders an opportunity to receive a price closer to NAV for their shares. If a majority of the Fund's outstanding common shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund in its closed-end format. In that case, we think the tender offer should be cancelled and the Fund should be liquidated or converted into an ETF or an open-end mutual fund.

	If you agree that it is time to implement measures to address the Fund's long term underperformance and its persistent double-digit discount, please vote for this (non-binding) proposal.

					        Very truly yours,

						/S/ Phillip Goldstein

						Phillip Goldstein
						Member
						Bulldog Investors LLC
						General Partner